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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               Juno Lighting, Inc.
                               -------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    482047107
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------




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CUSIP NO.     482047107
--------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)__________________
         (See Instructions)                             (b)__________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power              882,250
                                                                       ---------
Beneficially                        (6)  Shared Voting Power                  0
                                                                       ---------
Owned by                            (7)  Sole Dispositive Power         922,300
                                                                       ---------
Each Reporting                      (8)  Shared Dispositive Power        18,000
                                                                       ---------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                  945,800
                                                                       ---------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                                5.09%
                                                                       ---------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                                  HC
                                                                       ---------


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--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 2

Item 1(a) Name of Issuer:                             Juno Lighting, Inc.
                                                      --------------------------

Item 1(b) Address of Issuer's principal executive
           offices:                                   1300 South Wolf Rd.
                                                      --------------------------
                                                      PO Box 5065
                                                      --------------------------
                                                      Des Plaines, IL 60017-5065
                                                      --------------------------

Item 2(a) Name of person filing:             BANK ONE CORPORATION

Item 2(b) Address of principal business office or,    One First National Plaza
          if none residence:                          Chicago, IL 60670

Item 2(c) Citizenship:                                Not Applicable

Item 2(d) Title of class of securities:                        Common Stock
                                                      --------------------------
Item 2(e) CUSIP No.:                                           482047107
                                                      --------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Juno Lighting, Inc.
                              --------------------------------------------------
                                                                               :
--------------------------------------------------------------------------------
          (a) Amount beneficially owned:                 945,800
                                                      --------------------------
          (b) Percent of class                              5.09%
                                                      --------------------------

          (c) Number of shares as to which such person has:

              (I)      Sole power to vote or to direct the vote:        882,250
                                                                   -------------
              (ii)     Shared power to vote or to direct the vote:            0
                                                                   -------------
              (iii)    Sole power to dispose or to direct the
                       disposition of:                                   922,300
                                                                   -------------
              (iv)     Shared power to dispose or to direct the
                       disposition of:                                   18,000
                                                                   -------------



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Item 5.  Ownership of 5 percent or less of a Class.                         N/A
                                                                   -------------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.      N/A
                                                                   -------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.______________

                                  NBD Bank (Michigan)
                                  NBD Bank (Indiana, NA)
                                  Pegasus Funds

Item 8.  Identification and Classification of Members of the Group.         N/A
                                                                   -------------

Item 9.  Notice of Dissolution of Group.                                    N/A
                                                                   -------------

Item 10.          Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                            BANK ONE CORPORATION

                                   By:      /s/ DAVID J. KUNDERT
                                            David J. Kundert
                                            EXECUTIVE VICE PRESIDENT